Exhibit 99.1

MAZOR ROBOTICS LTD.
NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual and Extraordinary General Meeting (the “Meeting”) of Shareholders of Mazor Robotics Ltd. (the “Company”) will be held at CBLS, Law Offices at Azrieli Center, Square Tower, 35th floor, Tel-Aviv, on Tuesday, November 26, 2013, at 11:00 a.m. Israel time.

The Company is a Dual Company, as such term is defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel), 4760 – 2000.

The Meeting is being called for the following purposes:

1.	Discussion regarding the Company’s Financial Statements for the year ended December 31, 2012 and Annual Report for the year ended December 31, 2012;

2.
To consider and act upon a proposal to approve the appointment of Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, as the independent public accountants of the Company for year ending December 31, 2013, and until the next annual general meeting of the shareholders of the Company, and to receive information regarding their remuneration;

3.
To consider and act upon a proposal to re-elect Messrs. Jonathan Adereth and Ori Hadomi, and Ms. Sarit Soccary Ben-Yochanan, to hold office as directors for an additional term, commencing on the date of the Meeting until the next Annual General Meeting of Shareholders;

Declarations of Director's Qualification attached hereto as Annex A.

4.
To consider and act upon a proposal to re-elect Messrs. Gil Bianco and David Schlachet as external directors of the Company for an additional three year term, commencing on November 27, 2013 until November 26, 2016 (the "External Directors"). The annual remuneration and the participation remuneration to be paid to the External Directors in consideration for their services to the Company shall be fix price of NIS 100,000 and the participation remuneration shall be fix price of NIS 2,500 per meeting. Since the annual remuneration and participation remuneration amounts are fixed amounts, according the amounts under regulation 7 to the Companies Regulations (Rules Regarding Compensation and Expenses for Directors External), 4760 - 2000 (the "Compensation Regulations"), such remuneration does not require the approval of the Meeting.

In case the rating of the Company, according to the first addition to the Compensation Regulations, will change (the "Updated Rating"), and the applicable fixed amounts of the participation remuneration will be higher than 2,500 NIS, the External Directors shall be entitled to the Updated applicable fixed amounts.

Each of the External Directors shall also be entitled to be granted of 40,000 Options to purchase 40,000 Ordinary Shares of the Company (the "Options"). The Options shall vest and become exercisable in accordance with a three (3) year vesting schedule, commencing on the date of grant, so that upon the lapse of twelve (12) months from the date of grant, thirty four percent (34%) of the shares underlying the Options shall vest, and thereafter, upon the lapse of each calendar quarter, eight point twenty five percent (8.25%) of the shares underlying the Options shall vest. The exercise price of the Options will be the higher of (i) the average of the closing price per share in the Tel-Aviv Stock Exchange ("TASE") during the 30 days preceding the date of grant, or (ii) the closing price per share on the day prior the date of grant;

The Company will grant the Options to the External Directors only upon the date on which all conditions for such grant pursuant to the Compensation Regulations have been attained.

Declarations of External Director's Qualification attached hereto as Annex B.

5.
To approve the future appointment of Mr. Gil Bianco and Ms. Sarit Soccary Ben-Yochanan as directors in a subsidiary wholly owned (100%) (the "Wholly Owned Subsidiary") by the Company and any future Wholly Owned Subsidiary;

6.
To approve a grant of 40,000 Options to Ms. Sarit Soccary Ben-Yochanan, a director in the Company. The Options shall vest and become exercisable in accordance with a three (3) year vesting schedule, commencing on the date of grant, so that upon the lapse of twelve (12) months from the date of grant, thirty four percent (34%) of the shares underlying the Options shall vest, and thereafter, upon the lapse of each calendar quarter, eight point twenty five percent (8.25%) of the shares underlying the Options shall vest. The exercise price of the Options will be the higher of (i) the average of the closing price per share in the TASE during the 30 days preceding the date of grant, or (ii) the closing price per share on the day prior the date of grant. The granted Options will be granted in addition to the annual remuneration of NIS 100,000 and participation remuneration of NIS 2,500 per meeting, which are fixed amounts, and according to the Company Regulations (easing in transactions with interested Parties), 4760 – 2000, do not require the approval of the Meeting.

In case the rating of the Company, according to the first addition to the Updated Rating, and the applicable fixed amounts of the participation remuneration will be higher than 2,500 NIS, Ms. Sarit Soccary Ben-Yochanan shall be entitled to the Updated applicable fixed amounts;

7.
To approve the company’s engagement for directors and officers liability insurance policy for 2013 and for engagement for directors and officers liability insurance policy for subsequent periods commencing from the expiration of the current insurance policy and up to 3 annual insurance terms in the aggregate;

8.
To approve a grant of 80,000 Options to Mr. Jonathan Adereth, the Chairman of the Board (the "Chairman"). The Options shall vest and become exercisable in accordance with a three (3) year vesting schedule, commencing on the date of grant, so that upon the lapse of twelve (12) months from the date of grant, thirty four percent (34%) of the shares underlying the Options shall vest, and thereafter, upon the lapse of each calendar quarter, eight point twenty five percent (8.25%) of the shares underlying the Options shall vest. The exercise price of the Options will be the higher of (i) the average of the closing price per share in the TASE during the 30 days preceding the date of grant, or (ii) the closing price per share on the day prior the date of grant.

The Board of Directors recommends that you vote in favor of the proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on October 27, 2013, are entitled to notice of and to vote at the meeting. You can vote either by mailing in your proxy or in person by attending the meeting. If voting by mail, the proxy must be received by at our registered office in Israel at least 48 hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting. If you attend the meeting, you may vote in person and your proxy will not be used.

If you are a beneficial owner of shares registered in the name of a member of the Tel Aviv Stock Exchange and wish to vote, either by proxy or in person by attending the meeting, you must deliver to us a proof of ownership in accordance with the Israeli Companies Law and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 4760 - 2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the proxy card. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Sincerely,
Jonathan Adereth
Chairman of the Board of Directors
October 21, 2013

PROXY STATEMENT
MAZOR ROBOTICS LTD.
Corporation no: 51-300904-3
  HaEshel 7, Caesarea

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
November 26, 2013

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Mazor Robotics Ltd. (the “Company”) for use at the Company’s Annual and Extraordinary General Meeting of Shareholders (the “Meeting”) to be held on Tuesday, November 26, 2013, at 11:00 a.m.(Israel time), or at any adjournment or postponement thereof. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, par value New Israeli Shekels (“NIS”) 0.01 each, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as mentioned otherwise in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this proxy statement.

Two or more shareholders present, personally or by proxy, holding not less than twenty five percent (25%) of the Company’s outstanding ordinary shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until Tuesday, December 3, 2013 at 11:00 a.m. Israel time. If a quorum is not present at the second meeting within half an hour from the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Each of Proposals 2, 3, 5 and 7 requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals (hereinafter an “Simple Majority”).

Proposal 4 pursuant to the Companies Law, requires the affirmative vote of a simple majority of shares present at the Meeting, in person or by proxy, and voting thereon, as long as either:

Shareholders are requested to notify us whether or not they have a “Personal Interest” in connection with Proposal 4 (please see the definition of the term “Personal Interest” with respect to each of these Proposals below under the description of such proposal). If any shareholder casting a vote in connection thereto does not notify us as to whether or not such shareholder has a Personal Interest with respect to Proposal 4, his or her vote with respect to such proposal will be disqualified.

•
The majority of votes at the General Meeting includes at least  a majority of all the votes of the shareholders who are not controlling members in the Company or have a personal interest in the approval of the appointment, other than a personal interest that is not the result of personal ties with the controlling member; abstentions shall not be included in the total of the votes of the aforesaid shareholders; or

•	The total opposing votes from among the shareholders said in the paragraph hereinabove does not exceed two-percent of all the voting rights in the Company.

Each of Proposals 6 and 8 pursuant to the Companies Law, requires the affirmative vote of a simple majority of shares present at the Meeting, in person or by proxy, and voting thereon, as long as either:

Shareholders are requested to notify us whether or not they have a “Personal Interest” in connection with Proposals 6 and 8 (please see the definition of the term “Personal Interest” with respect to each of these Proposals below under the description of such proposal). If any shareholder casting a vote in connection thereto does not notify us as to whether or not such shareholder has a Personal Interest with respect to Proposals 6 and/or 8, his or her vote with respect to such proposal will be disqualified.

•
The majority of votes at the General Meeting includes at least  a majority of all the votes of the shareholders who are not controlling members in the Company or have a personal interest in the approval of the Compensation to the Chairman; abstentions shall not be included in the total of the votes of the aforesaid shareholders; or

•	The total opposing votes from among the shareholders said in the paragraph hereinabove does not exceed two-percent of all the voting rights in the Company.

PROPOSAL 1
DISCUSSION THE COMPANY’S FINANCIAL STATEMENTS FOR THE YEAR ENDED
 DECEMBER 31, 2012 AND ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2012

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s Consolidated Balance Sheet as of December 31, 2012 and the Consolidated Statement of Income for the year then ended.

The Company will hold a discussion with respect to the Annual Report and financial statements at the Meeting. This agenda item will not involve a vote by the shareholders.

PROPOSAL 2
APPOINTMENT OF SOMEKH CHAIKIN, CERTIFIED PUBLIC ACCOUNTANTS
(ISRAEL), A MEMBER OF KPMG INTERNATIONAL, AS INDEPENDENT PUBLIC
ACCOUNTANTS OF THE COMPANY AND TO RECEIVE INFORMATION REGARDING
THE REMUNERATION

Under the Companies Law, the appointment of independent public accountants requires the approval of the shareholders of the Company.

The Board of Directors has authorized and approved the appointment of the accounting firm of Somekh Chaikin, Certified Public Accountants (Isr.), a member of KPMG International ("Somekh Chaikin"), as the independent certified public accountants of the Company for the year ending December 31, 2013, and until the next annual general meeting of the shareholders of the Company.

The Board of Directors believes that the selection of Somekh Chaikin as the independent accountants of the Company is appropriate and in the best interest of the Company and its shareholders.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to appoint Somekh Chaikin as the independent public accountants of the Company for the year ending December 31, 2013, and until the next annual general meeting of the Company’s shareholders".

The appointment of Somekh Chaikin requires the affirmative vote of a Simple Majority (as defined in this proxy statement).

The Board of Directors recommends that the shareholders vote FOR approval of the appointment of Somekh Chaikin as the independent public accountants of the Company for the year ending December 31, 2013, and until the next annual general meeting of the Company’s shareholders.

PROPOSAL 3
RE-ELECTION OF DIRECTORS

The management of the Company has selected the persons named below for re-election as directors to serve for an additional term commencing on the date of the Meeting until the next Annual General Meeting. In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the Ordinary Shares represented thereby “FOR” the election of the nominees listed below. If any of these nominees is unable to serve, the persons named in the proxy shall vote the Ordinary Shares for the election of such other nominees as management may propose. The following nominees, all of whom are currently serving as directors of the Company, have advised the Company that they will continue to serve as directors if re-elected.

Messrs. Jonathan Adereth and Ori Hadomi and Ms. Sarit Soccary Ben-Yochanan (the "Re-Elected Directors") have attested to the Board of Directors and the Company that they meet all the requirements in connection with the election of directors of publicly traded companies under the Companies Law and the regulations promulgated thereunder.

The following table provides certain relevant information concerning the nominees, including their principal occupation during the past five years:

Nominee	Age	Principal Occupation
Mr. Jonathan Adereth	66
Mr. Adereth has been serving as the chairman of the Company's Board of Directors since November 2007. Since May 2009, Mr. Adereth has been serving as the chairman of Medic Vision Imaging Solutions Ltd., an Israeli company in the field of dose reduction in computed tomography. From 1994 to 1998, Mr. Adereth served as the Chief Executive Officer and President of Elscint Ltd. (NYSE: ELT), a global developer and manufacturer of CT and MRI systems. Mr. Adereth is also a director of several private companies in the fields of technology, biotech, and medical devices. Mr. Adereth holds a B.Sc. degree in Physics from the Technion - Israel Institute of Technology.

Mr. Ori Hadomi	46
Mr. Hadomi has been serving as the Company's Chief Executive Officer and a member of our board of directors since January 2003. Prior to joining the Company, Mr. Hadomi served as the chief financial officer and vice president of business development of Image Navigation Ltd. (formerly known as DenX Medical Software Systems Ltd.). Mr. Hadomi holds a B.A. in chemistry with a minor in economics, as well as a M.Sc. in industrial chemistry and business administration from the Hebrew University, Jerusalem.

Ms. Sarit Soccary Ben-Yochanan	41
Ms. Soccary has been serving as a director in the Company since October 2006. Since July 2013, Ms. Soccary has been serving as the vice president of strategy and business development for Syneron Medical Ltd. (NASDAQ: ELOS). Until July 2013, Ms. Soccary had been serving as the chief executive officer of Gefen Biomed Investments Ltd., an Israeli public company. Ms. Soccary also serves as a director of Proteologics Ltd., an Israeli public biotech company, and as a director of several private companies in the fields of technology and healthcare. Ms. Soccary holds a B.A. and an M.A. in economics from Tel Aviv University.

The Re-Elected Directors will continue to be party to an indemnification agreement with the Company in the form of indemnification letter previously approved by the shareholders on September 13, 2011 to be entered into by the Company with directors serving from time to time in such capacity, and shall continue to be insured under the Company’s directors and officers insurance coverage which provides coverage for all directors of the Company.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to re-elect Messrs. Jonathan Adereth and Ori Hadomi and Ms. Sarit Soccary Ben-Yochanan as directors of the Company until the next Annual General Meeting of the Company’s shareholders and until their successors have been duly elected”.

Vote for each of the Re-Elected Directors will be individually.

The election of the Re-Elected Directors as directors requires the affirmative vote of a Simple Majority (as defined in this proxy statement).

The Board of Directors expresses no recommendation as to the vote on the above proposal.

PROPOSAL 4
RE-ELECT MESSRS. GIL BIANCO AND DAVID SCHLACHET AS THE EXTERNAL
DIRECTORS OF THE COMPANY

The Board of Directors has nominated Messrs. Gil Bianco and David Schlachet for re-election as external directors of the Company (the "External Directors"), to serve for an additional term of three years commencing on November 27, 2013 until November 26, 2016. The annual remuneration and the participation remuneration to be paid to the External Directors in consideration for their services to the Company shall be fix price of NIS 100,000 and the participation remuneration shall be fix price of NIS 2,500 per meeting. Since the annual remuneration and participation remuneration amounts are fixed amounts according the amounts under regulation 7 to the Companies Regulations (Rules Regarding Compensation and Expenses for Directors External), 4760 - 2000 (the "Compensation Regulations"), such remuneration does not require the approval of the Meeting.

In case the rating of the Company, according to the first addition to the Compensation Regulations, will change (the "Updated Rating"), and the applicable fixed amounts of the participation remuneration will be higher than 2,500 NIS, the External Directors shall be entitled to the Updated applicable fixed amounts.

The External Directors each shall also be entitled to be granted of 40,000 Options to purchase 40,000 Ordinary Shares of the Company (the "Options"). The Options shall vest and become exercisable in accordance with a three (3) year vesting schedule, commencing on the date of grant, so that upon the lapse of twelve (12) months from the date of grant, thirty four percent (34%) of the shares underlying the Options shall vest, and thereafter, upon the lapse of each calendar quarter, eight point twenty five percent (8.25%) of the shares underlying the Options shall vest. The exercise price of the Options will be the higher of (i) the average of the closing price per share in the TASE during the 30 days preceding the date of grant, or (ii) the closing price per share on the day prior the date of grant.

Under the Companies Law, Israeli companies whose shares have been offered to the public in or outside of Israel are required to appoint at least two external directors to serve on their board of directors for a three year term.

An external director must be elected by the shareholders. The initial term of office of an external director is three years and may be extend for two additional terms of three years each.

Each committee of the board of directors entitled to exercise any powers of the board is required to include at least one external director. The audit committee and the compensation committee must include all the external directors.

Under the Companies Law, a person may be appointed as an external director if he or she possesses “accounting and financial expertise” or “professional qualifications”, and is otherwise qualified to serve as a director.

At least one of the external directors of a company must possess “accounting and financial expertise”. The conditions and criteria for possessing “accounting and financial expertise” or “professional qualifications” are determined under the Companies Law Regulations (Conditions and Criteria for Directors having Accounting and Financial Expertise and for Directors having Professional Qualifications), 5761 – 2005 (the “External Director Qualification Regulations”).

A person may not serve as an external director if he or she is a relative of a person controlling the Company, or if at the date of his or her appointment or within the prior two years, that person, or his or her relatives, partners, employers, or anyone to whom he or she reports directly or indirectly or entities under his or her control, are subject to, have or had any affiliation with the Company, with any entity or person controlling the Company or with a relative of any entity or person controlling the Company, at the time of appointment or with another entity in which the controlling shareholder at the time of the appointment or within the prior two years is the Company or the person controlling the Company; and in a company, such as the Company, where there is no person or entity controlling it or a shareholder with a control block of at least 25% of the votes in a shareholders meeting, there is also no affiliation of the person with anyone whom, on the date of appointment, is either the chairperson of the board of directors of the company, the chief executive officer, a major shareholder who holds at least 5% of the issued and outstanding shares of the company or 5% of the votes at a shareholders meeting, or the most senior executive officer in the finance department of the company.

Under the Companies Law, "affiliation" is defined in this context to include an employment relationship, a business or professional relationship maintained on a regular basis, control or service as an officer. An officer is defined in the Companies Law as any general manager, chief business manager, deputy general manager, vice general manager, or any manager assuming the responsibilities of any of these positions regardless of that person’s title, as well as a director, or a manager directly subordinate to the general manager.

A person may not serve as an external director if that person’s position or other activities create, or may create a conflict of interest with the person’s service as a director or may otherwise interfere with the person’s ability to serve as an external director. Additionally, no person may serve as an external director if the person, the person’s relative, spouse, employer or any entity controlling or controlled by the person, has a business or professional relationship with someone with whom affiliation is prohibited, even if such relationship is not maintained on a regular basis, excepting negligible relationships, or if such person received from the company any compensation as an external director in excess of what is permitted by the Companies Law. If at the time any external director is appointed, all members of the board who are not controlling shareholders or their relatives are of the same gender, then the external director to be appointed must be of the other gender.

In the event that each of the External Directors is unable to serve, the person named in the proxy shall vote the Ordinary Shares for the election of such other nominees as management may propose.

The Company is not aware of any reason why each of the External Directors, if elected, should be unable to serve as directors. The Company does not have any understanding or agreement with respect to the future election of the External Directors.

Set forth below is certain information concerning the professional experience and qualifications of the External Directors:

1.	Mr. Gil Bianco

Mr. Bianco, age 62, has been serving as an external director since November 2007. From 2001 to 2003, Mr. Bianco served as chief executive officer of Agis Industries Ltd., a pharmaceutical manufacturer. From December 2003 to December 2009, Mr. Bianco served as a director of the Tel Aviv Stock Exchange Ltd. From May 2007 to May 2010, Mr. Bianco served as a director of BioLineRx Ltd. (NASDAQ: BLRX). From November 2009 to November 2011, Mr. Bianco served as a director of D-Pharm Ltd., an Israeli public company. Since April 2010, Mr. Bianco has been serving as a director of IntekPharma Ltd. an Israeli public company. Mr. Bianco is also a director of several private companies in the fields of biotech and medical devices. Mr. Bianco holds a B.A. in Economics and Accounting from the Tel- Aviv University, and is a certified public accountant.

Mr. Bianco has attested to the Board of Directors and the Company that he meets all the requirements in connection with the election of external directors of publicly traded companies under the Companies Law and the regulations promulgated thereunder.

The Board of Directors has reviewed the qualifications and expertise of Mr. Bianco and has determined that he has the requisite “accounting and financial expertise”, in accordance with the criteria set forth in the External Director Qualification Regulations. In addition, Mr. Bianco meets the independence requirements of an independent director as set forth by the NASDAQ Listing Rules and the Securities and Exchange Commission.

2.	Mr. David Schlachet

Mr. Schlachet has been serving as an external director since November 2007. From 1990 to 1995, Mr. Schlachet served as Vice President of Finance and Administration of the Weizmann Institute of Science. From November 2005 to May 2007, Mr. Schlachet served as the chief executive officer of Syneron Medical Ltd. (NASDAQ: ELOS), after having served as its chief financial officer from July 2004 to November 2005. Since 2005, Mr. Schlachet has been serving as a director of Ezchip Semiconductor Ltd. (NASDAQ: EZCH), and since 2007, as a director of Syneron. From November 2008 to November 2012, Mr. Schlachet served as a director of the Tel Aviv Stock Exchange Ltd., as the chairman of the audit committee of the Tel Aviv Stock Exchange Ltd., and as a director and audit committee member of the Tel Aviv Stock Exchange Clearing House Ltd. In addition, since 1992, Mr. Schlachet has been serving as a director of Taya Investments Ltd., an Israeli public company, and since October 2010, as a director of BioCancell Therapeutics Inc., an Israeli public company. Mr. Schlachet holds a B.Sc. degree in chemical engineering and an M.B.A. with specialization in finance from Tel-Aviv University.

Mr. Schlachet has attested to the Board of Directors and the Company that he meets all the requirements in connection with the election of external directors of publicly traded companies under the Companies Law and the regulations promulgated thereunder.

The Board of Directors has reviewed the qualifications and expertise of Mr. Schlachet and has determined that he has the requisite “professional qualifications”, in accordance with the criteria set forth in the External Director Qualification Regulations. In addition, Mr. Schlachet meets the independence requirements of an independent director as set forth by the NASDAQ Listing Rules and the Securities and Exchange Commission.

If re-elected pursuant to this Proposal 4, the External Directors continue to be party to an indemnification agreement with the Company in the form of indemnification letter previously approved by the shareholders on September 13, 2011 to be entered into by the Company with directors serving from time to time in such capacity, and shall continue to be insured under the Company’s directors and officers insurance coverage policy which provides coverage for all directors of the Company.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to re-elect Messrs. Gil Bianco and David Schlachet as the external directors of the Company for an additional three year term, commencing on November 27, 2013 until November 26, 2016. And to approve that the External Directors each shall also be entitled to be granted up to 40,000 Options, in terms and conditions described hereinabove”.

Vote for each of the External Directors will be individually.

Pursuant to the Companies Law, approval of this Proposal 4 requires the affirmative vote of at least a majority of all the votes of the shareholders who are not controlling members in the Company or have a personal interest in the approval of the appointment, other than a personal interest that is not the result of personal ties with the controlling member; abstentions shall not be included in the total of the votes of the aforesaid shareholders; or

The total opposing votes from among the shareholders said in the paragraph hereinabove does not exceed two-percent of all the voting rights in the Company.

Each shareholder voting at the meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 4 as a condition for his, her or its vote to be counted with respect to this Proposal 4. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 4, his, her or its vote with respect to this Proposal 4 will be disqualified.

For this purpose, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding (i) a personal interest arising solely from the fact of holding shares in the Company or in a body corporate; or (ii) a personal interest that is not a result of connections with a controlling shareholder of the Company.

The Board of Directors expresses no recommendation as to the vote on the above proposal.

PROPOSAL 5
APPROVE THE FUTURE APPOINTMENT OF MR. GIL BIANCO AND MS. SARIT
SOCCARY BEN-YOCHANAN AS DIRECTORS IN A SUBSIDIARY WHOLLY OWNED
BY THE COMPANY AND ANY FUTURE WHOLLY OWNED SUBSIDIARY

To approve the future appointment of Mr. Gil Bianco and Ms. Sarit Soccary Ben-Yochanan as directors in the Wholly Owned Subsidiary by the Company and any future Wholly Owned Subsidiary,  and to approve the remuneration according to the Matters That Do Not Constitute an Affiliation Regulations.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to approve the future appointment of Mr. Gil Bianco and Ms. Sarit Soccary Ben-Yochanan as directors in the Wholly Owned Subsidiary by the Company and any future Wholly Owned Subsidiary, and to approve the remuneration according to the Matters That Not Constitute an Affiliation Regulations."

The approval describes hereinabove of Mr. Gil Bianco and Ms. Sarit Soccary Ben-Yochanan as directors requires the affirmative vote of a Simple Majority (as defined in this proxy statement).

The Board of Directors recommends a vote FOR the approval of the future appointment of Mr. Gil Bianco and Ms. Sarit Soccary Ben-Yochanan as directors in the Wholly Owned Subsidiary by the Company and any future Wholly Owned Subsidiary, and to approve the remuneration according to the Matters That Do Not Constitute an Affiliation Regulations.

PROPOSAL 6
APPROVE A GRANT OF OPTIONS TO MS. SARIT SOCCARY BEN-YOCHANAN,
DIRECTOR IN THE COMPANY

To approve a grant of 40,000 Options to Ms. Sarit Soccary Ben-Yochanan, a director in the Company, according to the resolution of the Compensation Committee held on October 11, 2013 and the resolution of the Board of Directors held on October 11, 2013. The Options shall vest and become exercisable in accordance with a three (3) year vesting schedule, commencing on the date of grant, so that upon the lapse of twelve (12) months from the date of grant, thirty four percent (34%) of the shares underlying the Options shall vest, and thereafter, upon the lapse of each calendar quarter, eight point twenty five percent (8.25%) of the shares underlying the Options shall vest. The exercise price of the Options will be the higher of (i) the average of the closing price per share in the TASE during the 30 days preceding the date of grant, or (ii) the closing price per share on the day prior the date of grant. The granted Options will be granted in addition to the annual remuneration of NIS 100,000 and participation remuneration of NIS 2,500 per meeting, which are fixed amounts, and according to the Easing In Transactions With Interested Parties Regulations, do not require the approval of the Meeting.

In case the rating of the Company, according to the first addition to the Updated Rating, and the applicable fixed amounts of the participation remuneration will be higher than NIS 2,500, Ms. Sarit Soccary Ben-Yochanan shall be entitled to the Updated applicable fixed amounts.

Pursuant to a recent amendment to the Israeli Companies Law, which became effective on December 12, 2012 and to the Companies Regulations (easements regarding the obligation to determine compensation policy), 5773-2013 (“Amendment 20”), a public company is required to adopt a compensation policy by January 12, 2014, which sets forth the terms of service and employment of officers, including the grant of any benefit, payment or undertaking to provide payment, any exemption from liability, insurance or indemnification, and any severance payment or benefit. The term “officer” as defined in the Israeli Companies Law, includes Directors, Executive Officers and any manager directly subordinate to the Chief Executive Officer.

In accordance with Amendment 20, and since at this time the Company has not yet adopted a Compensation Policy, the approval of the grant of the Options to Ms. Sarit Soccary Ben-Yochanan, brought the Meeting which excludes most the voice of the controlling shareholders or stakeholders in approval of the grant of the Options to Ms. Sarit Soccary Ben-Yochanan1.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to approve a grant of up to 40,000 Options to purchase up to 40,000 Ordinary Shares of the Company to Ms. Sarit Soccary Ben-Yochanan, in addition to the annual remuneration and participation remuneration described hereinabove."

Pursuant to the Companies Law, approval of this Proposal 6 requires the affirmative vote of at least a majority of all the votes of the shareholders who are not controlling members in the Company or have a personal interest in the approval of the appointment; abstentions shall not be included in the total of the votes of the aforesaid shareholders; or

The total opposing votes from among the shareholders said in the paragraph hereinabove does not exceed two-percent of all the voting rights in the Company.

Each shareholder voting at the meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 6 as a condition for his, her or its vote to be counted with respect to this Proposal 8. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 6, his, her or its vote with respect to this Proposal 6 will be disqualified.

For this purpose, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding (i) a personal interest arising solely from the fact of holding shares in the Company or in a body corporate; or (ii) a personal interest that is not a result of connections with a controlling shareholder.

The Board of Directors recommends a vote FOR approval of the approval of grant of  40,000 Options to purchase 40,000 Ordinary Shares of the Company to Ms. Sarit Soccary Ben-Yochanan, in addition to the annual remuneration of NIS 100,000 and participation remuneration of NIS 2,500 per meeting.

1
As for the date of this Meeting, there is no Controlling Shareholders in the Company. The Compensation Committee and the Board of Directors, approved the the grant of the Options to Ms. Sarit Soccary Ben-Yochanan, by the considerations listed in section 267(a), with reference to the matters set forth in Part A of the first addition in the Companies Law, among other things, provisions specified in Part B of that first addition.

PROPOSAL 7
 APPROVAL OF THE COMPANY’S ENGAGEMENT FOR DIRECTORS AND OFFICERS
LIABILITY INSURANCE POLICY FOR 2013 AND FOR ENGAGEMENT FOR DIRECTORS
AND OFFICERS LIABILITY INSURANCE POLICY FOR SUBSEQUENT PERIODS
COMMENCING FROM THE EXPIRATION OF THE CURRENT INSURANCE POLICY
AND UP TO 3 ANNUAL INSURANCE TERMS IN THE AGGREGATE

The Companies Law authorizes the Company, subject to shareholders approval, to purchase an insurance policy for the benefit of our directors and officers for liability by reason of acts or omissions committed while serving in their respective capacities as directors or officers of the Company. The Company believes that the purchase of such insurance is critical to attracting and maintaining directors of high quality.

In accordance with the Companies Law, such proposed liability insurance for directors and officers will not provide coverage for the liability of a director or officer for: (a) a breach of his or her duty of loyalty, except if he or she acted in good faith and had reasonable cause to assume that such act would not prejudice the interests of the Company and is otherwise permitted by law; (b) a breach of his or her duty of care committed intentionally or recklessly, except when it is committed only in negligence; (c) an act or omission done with the intent to unlawfully recognize personal gain; or (d) a fine or monetary settlement imposed upon him or her.

Under the Companies Law, the insurance of directors requires the approval of our Board of Directors and then of our shareholders.

Our Board of Directors has approved the engagement of the company for directors and officers liability insurance policy with respect to all Officers of the Company and subsidiaries of the company (being companies in which the Company holds 50% or more of their share capital or voting rights, or of the right to appoint the majority of members Board of Directors) (the "Subsidiaries"), all as may be from time to time, for the period commencing as of May 28, 2013, and ending on May 27, 2014. The coverage under the policy will be limited to an amount of US$17,500,000 and the premium shall be limited to an aggregate amount of US$100,000, with the Retention of US$7,500 for claims is Israel, US$35,000 for claims in USA, US$50,000 for EPL claims in USA, US$35,000 for any Security claims (non USA / Canada), US$250,000 for any SEC claims in USA / Canada).   (the “D&O Insurance Policy”).

On October 3, 2013, our Board of Directors approved the extension of our current directors and officers liability insurance coverage and the engagement for future directors and officers liability insurance coverage with respect to all Officers of the Company and Subsidiaries, for the period commencing on May 28, 2014 and ending upon the lapse of up to three (3) annual insurance periods, in the aggregate, as shall be determined by the Board of Directors; provided, however, that the limit of liability under each such policy shall not exceed US$ 35,000,000  and that the annual premium for each such policy shall not exceed US$200,000.

It is therefore proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to approve the company’s engagement for directors and officers liability insurance policy for 2013 and for engagement for directors and officers liability insurance policy for subsequent periods commencing from the expiration of the current insurance policy and up to 3 annual insurance terms in the aggregate.”

The approval of the company’s engagement for directors and officers liability insurance policy for 2013 and its extension and for the engagement for directors and officers liability insurance policy for subsequent periods commencing from the expiration of the current insurance policy and up to 3 annual insurance terms in the aggregate requires the affirmative vote of a Simple Majority (as defined in this proxy statement).

The Board of Directors recommends a vote FOR the foregoing resolution.

PROPOSAL 8
APPROVAL OF COMPENSATION TO MR. JONATHAN ADERETH, THE CHAIRMAN OF
THE BOARD

According to the resolution of the Compensation Committee held on October 18, 2013 and the resolution of the Board of Directors held on October 18, 2013, to approve a grant of 80,000 Options to Mr. Jonathan Adereth, the Chairman of the Board (the "Chairman"). The Options shall vest and become exercisable in accordance with a three (3) year vesting schedule, commencing on the date of grant, so that upon the lapse of twelve (12) months from the date of grant, thirty four percent (34%) of the shares underlying the Options shall vest, and thereafter, upon the lapse of each calendar quarter, eight point twenty five percent (8.25%) of the shares underlying the Options shall vest. The exercise price of the Options will be the higher of (i) the average of the closing price per share in the TASE during the 30 days preceding the date of grant, or (ii) the closing price per share on the day prior the date of grant.

Pursuant to a recent amendment to the Israeli Companies Law, which became effective on December 12, 2012 and to the Companies Regulations (easements regarding the obligation to determine compensation policy), 5773-2013 (“Amendment 20”), a public company is required to adopt a compensation policy by January 12, 2014, which sets forth the terms of service and employment of officers, including the grant of any benefit, payment or undertaking to provide payment, any exemption from liability, insurance or indemnification, and any severance payment or benefit. The term “officer” as defined in the Israeli Companies Law, includes Directors, Executive Officers and any manager directly subordinate to the Chief Executive Officer.

In accordance with Amendment 20, and since at this time the Company has not yet adopted a Compensation Policy, the approval of the grant of the Options to the Chairman, brought the Meeting which excludes most the voice of the controlling shareholders or stakeholders in approval of the of the grant of the Options to the Chairman2.

It is therefore proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to approve a grant of 80,000 Options to the Chairman. The Options shall vest and become exercisable in accordance with a three (3) year vesting schedule, commencing on the date of grant, so that upon the lapse of twelve (12) months from the date of grant, thirty four percent (34%) of the shares underlying the Options shall vest, and thereafter, upon the lapse of each calendar quarter, eight point twenty five percent (8.25%) of the shares underlying the Options shall vest. The exercise price of the Options will be the higher of (i) the average of the closing price per share in the TASE during the 30 days preceding the date of grant, or (ii) the closing price per share on the day prior the date of grant.”

Pursuant to the Companies Law, approval of this Proposal 8 requires the affirmative vote of at least a majority of all the votes of the shareholders who are not controlling members in the Company or have a personal interest in the approval of the appointment; abstentions shall not be included in the total of the votes of the aforesaid shareholders; or

2
As for the date of this Meeting, there is no Controlling Shareholders in the Company. The Compensation Committee and the Board of Directors, approved the grant of the Options to the Chairman, by the considerations listed in section 267(a), with reference to the matters set forth in Part A of the first addition in the Companies Law, among other things, provisions specified in Part B of that first addition.

The total opposing votes from among the shareholders said in the paragraph hereinabove does not exceed two-percent of all the voting rights in the Company.

Each shareholder voting at the meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 8 as a condition for his, her or its vote to be counted with respect to this Proposal 8. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 8, his, her or its vote with respect to this Proposal 8 will be disqualified.

For this purpose, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding (i) a personal interest arising solely from the fact of holding shares in the Company or in a body corporate; or (ii) a personal interest that is not a result of connections with a controlling shareholder.

The Board of Directors recommends a vote FOR the foregoing resolution.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT. Shareholders who hold shares of the Company through members of the Tel Aviv Stock Exchange and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Israeli Companies Regulations (Proof of Ownership of a Share For Purposes of Voting at General Meetings), 4760- 2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the enclosed proxy.

Proxies and all other applicable materials should be sent to the Company office at HaEshel 7, Caesarea, Israel (telephone number: 972-4-6270171, facsimile number: 972-4-6377234).

ADDITIONAL INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E., Washington DC, 20549.

Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. All documents which we will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov. As a Dual Company (as defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel), 4760- 2000) we also file reports with the Israel Securities Authority. Such reports can be viewed on the Israel Securities Authority website at http://www.magna.isa.gov.il and the Tel Aviv Stock Exchange website at http://www.maya.tase.co.il.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Annual and Extraordinary General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS
PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED OCTOBER 21, 2013. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN OCTOBER 21, 2013, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

MAZOR ROBOTICS LTD.
Sharon Levita, Chief Financial Officer

Annex A

Declaration of Director's Qualification

(Section 224(b) of the Israeli Companies' Law – 1999 (the "Law"))

I, the undersigned, Mr. Jonathan Adereth, I.D. Number 007561137 residing at the following address: 47 Hof Hashenhav st. Haifa 34980, Israel

Hereby declare as follows –

1.	I am qualified to serve as director of Mazor Robotics Ltd.(the "Company");

2.
I possess the qualifications required to carry out the position of director of the Company. My qualifications, education and experience is detailed below: I have a BSc degree in Physics from the Technion. In the years 1994 to 1998 I served as President , CEO and board member of Elscint (NYSE:ELT). Between 1998 and now I served as a chairman or a board member of the following public and private companies: Magnalab Inc.(NSDQ) , OIS (NSDQ) , Medivision Ltd (EURO;NM) , Barnev Ltd, Edge Ltd. and Mazor Ltd (TASE).

3.
I am capable of dedicating the reasonable amount of time necessary for carrying out the position of director of the Company, with the attention, inter alia, to the Company's special requirements and to its size of the Company.

4.	None of the restrictions as set forth in Sections 226 , 226A and 227 of the Law apply regarding my appointment as director:

a.	I have not been convicted by a judgment in the past five years in a final court decision of any of the following crimes:

i.	Offenses under Sections 290 to 297, 392, 415, 418 to 420 and 422 to 428 of the Israeli Penal Law, 5737 – 1977, and under Sections 52C, 52D, 53(a) and 54 of the Israeli Securities Law;

ii.	Conviction by a court abroad for an offense of bribery, deceit, offenses of Directors in a body corporate or offenses of the use of inside information;

b.
I have not been convicted in the past five years of an offense not enumerated in subsection (a) which a court of law declared that due to its nature, severity or circumstances, I am ineligible to serve as director of a public company.

c.	The Administrative Enforcement Committee under Section 52FF(a) of the Securities Law – 1968, did not imposed means of enforcement prohibit me serving as Director under that decision.

d.	I am an adult according to law and I have not been declared a legally incompetent or bankrupt.

By: /s/ Jonathan Adereth

Name: Jonathan Adereth

Date: Friday, October 18, 2013

Declaration of Director's Qualification

(Section 224(b) of the Israeli Companies' Law – 1999 (the "Law"))

I, the undersigned, HADOMI (Family Name), ORI (First Name), 022936025 (Personal I.D. Number)* residing at the following address: ISRAEL (Country), RAMAT HASHARON (City/Town), 37 VITKIN STREET (Address);

Hereby declare as follows –

1.	I am qualified to serve as director of Mazor Robotics Ltd.(the "Company");

2.
I possess the qualifications required to carry out the position of director of the Company. My qualifications, education and experience is detailed below: B.A. in Chemistry with a minor in Economics, as well as an M.Sc. in Industrial Chemistry and Business Administration. Serves as Chief Executive Officer in the Company since 2003.

3.
I am capable of dedicating the reasonable amount of time necessary for carrying out the position of director of the Company, with the attention, inter alia, to the Company's special requirements and to its size of the Company.

4.	None of the restrictions as set forth in Sections 226 , 226A and 227 of the Law apply regarding my appointment as director:

a.	I have not been convicted by a judgment in the past five years in a final court decision of any of the following crimes:

i.	Offenses under Sections 290 to 297, 392, 415, 418 to 420 and 422 to 428 of the Israeli Penal Law, 5737 – 1977, and under Sections 52C, 52D, 53(a) and 54 of the Israeli Securities Law;

ii.	Conviction by a court abroad for an offense of bribery, deceit, offenses of Directors in a body corporate or offenses of the use of inside information;

b.
I have not been convicted in the past five years of an offense not enumerated in subsection (a) which a court of law declared that due to its nature, severity or circumstances, I am ineligible to serve as director of a public company.

c.	The Administrative Enforcement Committee under Section 52FF(a) of the Securities Law – 1968, did not imposed means of enforcement prohibit me serving as Director under that decision.

d.	I am an adult according to law and I have not been declared a legally incompetent or bankrupt.

By: /s/ Ori Hadomi

Name: Ori Hadomi

Date: Sunday, October 20, 2013

Declaration of Director's Qualification

(Section 224(b) of the Israeli Companies' Law – 1999 (the "Law"))

I, the undersigned, Soccary Ben Yochanan, Sarit, 029347333* residing at the following address: Israel, Ramat Hasharon, Alia 12;

Hereby declare as follows –

1.	I am qualified to serve as director of Mazor Robotics Ltd.(the "Company");

2.
I possess the qualifications required to carry out the position of director of the Company. My qualifications, education and experience is detailed below: BA and MA in Economics , 14 years of experience in management and investment in healthcare growth companies.______________________________________________________________

3.
I am capable of dedicating the reasonable amount of time necessary for carrying out the position of director of the Company, with the attention, inter alia, to the Company's special requirements and to its size of the Company.

4.	None of the restrictions as set forth in Sections 226 , 226A and 227 of the Law apply regarding my appointment as director:

a.	I have not been convicted by a judgment in the past five years in a final court decision of any of the following crimes:

i.	Offenses under Sections 290 to 297, 392, 415, 418 to 420 and 422 to 428 of the Israeli Penal Law, 5737 – 1977, and under Sections 52C, 52D, 53(a) and 54 of the Israeli Securities Law;

ii.	Conviction by a court abroad for an offense of bribery, deceit, offenses of Directors in a body corporate or offenses of the use of inside information;

b.
I have not been convicted in the past five years of an offense not enumerated in subsection (a) which a court of law declared that due to its nature, severity or circumstances, I am ineligible to serve as director of a public company.

c.	The Administrative Enforcement Committee under Section 52FF(a) of the Securities Law – 1968, did not imposed means of enforcement prohibit me serving as Director under that decision.

*If the signatory is not a holder of an Israeli Personal Identification Number, signatory's Passport Number and country of issuance should be provided.

d.	I am an adult according to law and I have not been declared a legally incompetent or bankrupt.

By: /s/ Sarit Soccary Ben Yochanan

Name: Sarit Soccary Ben Yochanan

Date: Sunday, October 20, 2013

Annex B

Declaration of External Director's Qualification
(Section 240-241 of the Israeli Companies' Law – 1999 (the "Law"))

I, the undersigned, _BIANCO_ (Family Name), _GIL____ (First Name), 050893015___ (Personal I.D. Number)* residing at the following address: _ISRAEL____ (Country), _RAANANA__ (City/Town), __YAARA 7_____________ (Address);

Hereby declare as follows –

1.	In this declaration, the meanings of the terms will be as follows:

1.1.	the "Company" - Mazor Robotics Ltd.

1.2.	the "Law" - the Israeli Companies' Law – 1999.

1.3.	"External Director" – within its meaning in the Law.

1.4.
"Affiliation" – an employment relationship, commercial or professional ties in general or control, as well as service as an officer, other than service as Director appointed to serve as external director in a company about to offer shares to the public for the first time.

1.5.
"Other Body Corporate" – a body corporate, in which the Company or a controlling member thereof is a controlling member at the time of the appointment or during the two years before the time of the appointment.

1.6.	"Control" – within its meaning in the Securities Law.

1.7.	"Relative" – spouse, brother or sister, parent, parent's parent, offspring or the offspring, brother, sister or parent of the spouse or the spouse of each of these.

2.	I am Israel residents and qualified to serve as External Director of the Company;

3.	The amount of the annual compensation was brought to my knowledge and it is accepted by me.

4.
I am capable of dedicating the reasonable amount of time necessary for carrying out the position of External Director of the Company, with the attention, inter alia, to the Company's special requirements and to its size of the Company.

5.	None of the restrictions as set forth in Sections 226 , 226A and 227 of the Law apply regarding my appointment as director:

5.1.	I have not been convicted by a judgment in the past five years in a final court decision of any of the following crimes:

5.1.1.	Offenses under Sections 290 to 297, 392, 415, 418 to 420 and 422 to 428 of the Israeli Penal Law, 5737 – 1977, and under Sections 52C, 52D, 53(a) and 54 of the Israeli Securities Law;

5.1.2.	Conviction by a court abroad for an offense of bribery, deceit, offenses of Directors in a body corporate or offenses of the use of inside information;

5.2.
I have not been convicted in the past five years of an offense not enumerated in subsection (a) which a court of law declared that due to its nature, severity or circumstances, I am ineligible to serve as director of a public company.

5.3.	The Administrative Enforcement Committee under Section 52FF(a) of the Securities Law – 1968, did not imposed means of enforcement prohibit me serving as Director under that decision.

*If the signatory is not a holder of an Israeli Personal Identification Number, signatory's Passport Number and country of issuance should be provided.

5.4.	I am an adult according to law and I have not been declared a legally incompetent or bankrupt.

6.	I possess the qualifications required to carry out the position of External Director of the Company. My qualifications, education and experience is detailed below:

6.1.	Current Main positions:

____EXTERNAL DIRECTOR________________________________________

___________________________________________________________________

6.2.	Main positions in the past five years:

____EXTERNAL DIRECTOR________________________________________

___________________________________________________________________

6.3.	I work at:

Name of workplace: __GIL BIANCO LTD_______________________________

Field of activity of this workplace: ___CEO_______________________________

My position in this workplace: ______DIRECTOR-(100%-OWNER)_________

6.4.	The places I have worked in the past two years:

Name of workplace: __GIL BIANCO LTD________________________________

Field of activity of this workplace: ______________________________________

My position in this workplace: __________________________________________

6.5.	My education:

______Tel-Aviv University- B.A. in Economics and Accounting and from 1979 HOLD AUDITOR'S LICENSE (CPA)

7.
I am not a relative of a person controlling the Company, or at the date of my appointment or within the prior two years, I am, or my relatives, partners, employers, or anyone to whom I am report directly or indirectly or entities under my control, are subject to, have or had any affiliation with the Company, with any entity or person controlling the Company or with a relative of any entity or person controlling the Company, at the time of appointment or with another entity in which the controlling shareholder at the time of the appointment or within the prior two years is the Company or the person controlling the Company; and in a company, such as the Company, where there is no person or entity controlling it or a shareholder with a control block of at least 25% of the votes in a shareholders meeting, there is also no affiliation of the person with anyone whom, on the date of appointment, is either the chairperson of the board of directors of the company, the chief executive officer, a major shareholder who holds at least 5% of the issued and outstanding shares of the company or 5% of the votes at a shareholders meeting, or the most senior executive officer in the finance department of the company.

8.	I am not employed by the Securities Authority or by a Stock Exchange in Israel.

9.
Without derogating from the provisions of section 7 above, myself, my relative, partner, employer or person or anyone to whom I am report directly or indirectly subject to a body corporate of which I am a controlling member have business or professional ties with a person to whom ties are prohibited under the provisions of section 7, even if those ties are not general – except for negligible ties, and also, I did not received consideration in violation of the provisions of section 244(b).

By: /s/ Gil Bianco

Name: Gil Bianco

Date: Sunday, October 20, 2013

Declaration of External Director's Qualification
(Section 240-241 of the Israeli Companies' Law – 1999 (the "Law"))

I, the undersigned, Schlachet (Family Name), David (First Name), 001127513 (Personal I.D. Number)* residing at the following address: Israel (Country), Givataiym (City/Town), 11 Hamaavak st. App 68 (Address);

Hereby declare as follows –

1.	In this declaration, the meanings of the terms will be as follows:

1.1.	the "Company" - Mazor Robotics Ltd.

1.2.	the "Law" - the Israeli Companies' Law – 1999.

1.3.	"External Director" – within its meaning in the Law.

1.4.
"Affiliation" – an employment relationship, commercial or professional ties in general or control, as well as service as an officer, other than service as Director appointed to serve as external director in a company about to offer shares to the public for the first time.

1.5.
"Other Body Corporate" – a body corporate, in which the Company or a controlling member thereof is a controlling member at the time of the appointment or during the two years before the time of the appointment.

1.6.	"Control" – within its meaning in the Securities Law.

1.7.	"Relative" – spouse, brother or sister, parent, parent's parent, offspring or the offspring, brother, sister or parent of the spouse or the spouse of each of these.

2	I am Israel residents and qualified to serve as External Director of the Company;

3.	The amount of the annual compensation was brought to my knowledge and it is accepted by me.

4.
I am capable of dedicating the reasonable amount of time necessary for carrying out the position of External Director of the Company, with the attention, inter alia, to the Company's special requirements and to its size of the Company.

5.	None of the restrictions as set forth in Sections 226 , 226A and 227 of the Law apply regarding my appointment as director:

5.1.	I have not been convicted by a judgment in the past five years in a final court decision of any of the following crimes:

5.1.1.	Offenses under Sections 290 to 297, 392, 415, 418 to 420 and 422 to 428 of the Israeli Penal Law, 5737 – 1977, and under Sections 52C, 52D, 53(a) and 54 of the Israeli Securities Law;

5.1.2.	Conviction by a court abroad for an offense of bribery, deceit, offenses of Directors in a body corporate or offenses of the use of inside information;

5.2.
I have not been convicted in the past five years of an offense not enumerated in subsection (a) which a court of law declared that due to its nature, severity or circumstances, I am ineligible to serve as director of a public company.

5.3.	The Administrative Enforcement Committee under Section 52FF(a) of the Securities Law – 1968, did not imposed means of enforcement prohibit me serving as Director under that decision.

5.4.	I am an adult according to law and I have not been declared a legally incompetent or bankrupt.

6	I possess the qualifications required to carry out the position of External Director of the Company. My qualifications, education and experience is detailed below:

6.1.	Current Main positions:

Serve as chairman , External Director, and active chairman in several companies traded in Israel and the US. Also serve in Audit Committees ,Financial reports comm. And compensation comm.

__________________________________________________________________

6.2.	Main positions in the past five years:

CEO of Syneron Medical (NASDAQ) CFO Syneron Medical, Director in Tel Aviv Stock Exchange, director in companies listed in Nasdaq (EzChip, Syneron Medical

I work at:

Name of workplace: _Serve as Chairman of the Board of Syneroin Medical Ltd________________________________________________________________

Field of activity of this workplace: Non Invasive medical devices for all kind of aesthetic treatments.______________________________________

My position in this workplace: __________________________________________

6.3.	The places I have worked in the past two years:

Name of workplace: NA

Field of activity of this workplace: ______________________________________

My position in this workplace: __________________________________________

6.4.	My education:

B.Sc. Chemical Engineering Technion Haifa.

M.B.A (specializes in finance) Tel Aviv University

7.
I am not a relative of a person controlling the Company, or at the date of my appointment or within the prior two years, I am, or my relatives, partners, employers, or anyone to whom I am report directly or indirectly or entities under my control, are subject to, have or had any affiliation with the Company, with any entity or person controlling the Company or with a relative of any entity or person controlling the Company, at the time of appointment or with another entity in which the controlling shareholder at the time of the appointment or within the prior two years is the Company or the person controlling the Company; and in a company, such as the Company, where there is no person or entity controlling it or a shareholder with a control block of at least 25% of the votes in a shareholders meeting, there is also no affiliation of the person with anyone whom, on the date of appointment, is either the chairperson of the board of directors of the company, the chief executive officer, a major shareholder who holds at least 5% of the issued and outstanding shares of the company or 5% of the votes at a shareholders meeting, or the most senior executive officer in the finance department of the company.

8.	I am not employed by the Securities Authority or by a Stock Exchange in Israel.

9.
Without derogating from the provisions of section 7 above, myself, my relative, partner, employer or person or anyone to whom I am report directly or indirectly subject to a body corporate of which I am a controlling member have business or professional ties with a person to whom ties are prohibited under the provisions of section 7, even if those ties are not general – except for negligible ties, and also, I did not received consideration in violation of the provisions of section 244(b).

By: /s/ David Schlachet

Name: David Schlachet

Date: Sunday, October 20, 2013